ITEM 77M: Mergers

Van   Kampen  Pennsylvania  Value  Municipal  Income  Trust  (the
"Acquiring Fund")

            On  November  22,  2005,  at  a  Special  Meeting  of
Shareholders of Van Kampen Advantage Pennsylvania Municipal Income Trust, Van Kampen Pennsylvania Quality Municipal Trust and Van Kampen Trust for Investment Grade Pennsylvania Municipals (each the "Target Fund"), shareholders of each Target Fund approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between the Acquiring Fund and each Target Fund, pursuant to which substantially all of the assets of each Target Fund would be combined with those of the Acquiring Fund and shareholders of each Target Fund would receive shares of the Acquiring Fund with a value equal to the value of their holdings in the Target Fund (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on February 3, 2005.

           On  December 2, 2005, the Reorganization between  each
Target Fund and the Acquiring Fund was completed according to the terms set forth in the Reorganization Agreement.